EXHIBIT 19.1

Insider Trading and Non-Disclosure Policy and Procedure

Version Approved Effective: December 12, 2024

Pure Cycle Corporation (“Company”) policy prohibits directors, officers and all other employees from engaging in “insider trading” of Company securities. A director, officer or employee is engaging in insider trading if he or she is buying or selling Company securities, or advising, “tipping” or assisting other persons in buying or selling Company securities, while in possession of Material Non-Public Information. Insider trading is a violation of federal law and can subject both the director or employee and the Company to civil and criminal penalties under federal securities laws. Violation of this Policy against insider trading may also result in disciplinary action up to and including discharge.

The purpose of this Policy is to define the rules and procedures applicable to the purchase and/or sale of Company common stock or other securities and to reiterate the sensitive and confidential nature of many Company communications and the need for directors, officers and all other employees of the Company to keep such information strictly confidential and to disclose or use such information only as appropriate for the legitimate business needs of the Company.

Persons and Transactions Covered by this Policy

This Policy covers all directors, officers and employees of the Company, and applies to any and all transactions in Company common stock, options to purchase Company common stock, and any other types of securities the Company may issue. This Policy also applies to transactions by family members or other persons living in the same household and by any other person or entity, including a trust, corporation, partnership or other association, whose Company securities are beneficially owned by directors or Company management.

Individual Responsibility

All directors, officers and Company employees may have access, incidentally or in the course of their work with or at the Company, to information about the Company’s business which are not yet known by the public. It is the duty of each such person to keep such information strictly confidential and to disclose or use such information only as appropriate for the legitimate business needs of the Company. In addition, it is the duty of each director, officer, and employee not to use this position for direct or indirect personal gain. Thus, each director, officer and employee is responsible for understanding the Policy and following its guidelines. A copy of this Policy will be delivered to all directors, officers, and employees of the Company, and each will be required to certify compliance with its terms.

GENERAL PRINCIPLES AND DEFINITIONS

Prohibition on Insider Trading.  United States federal securities laws and regulations prohibit a person who is in possession of Material Non-Public Information concerning the Company from:

(i)purchasing and/or selling Company common stock or other securities; and

(ii)advising, “tipping” or otherwise assisting third parties trading in Company common stock or other securities.

The penalties for violation of securities laws and regulations can be severe both for the person concerned and for the Company. The penalties are described later in this Policy.

Non-disclosure of Material Non-Public Information.  Any personal use or disclosure to an unauthorized person of Material Non-Public Information, prior to public disclosure, is a violation of this Policy.

Material Information.  “Material Information” means:

●	information that is substantially likely to be viewed by a reasonable investor as significant in deciding to buy or sell securities;
●	information that one could reasonably assume can have a direct impact on the market price of the Company’s securities;
●	information whose public disclosure would be expected to significantly alter the total mix of information in the marketplace about the Company.

The Company regards information about the following matters as likely to be material in many circumstances:

●	Potential water or other property sales, acquisitions or mergers;
●	Property develoment adjacent to Company’s land or water right locations;
●	Any potential financing or reduction of indebtedness, including under agreements with the Sky Ranch Community Authority Board or the Sky Ranch Metropolitan Districts and under the Comprehensive Amendment Agreement;
●	Contract developments for the provision of water to developers;
●	Contract developments for the provision of lots to developers;
●	Quarterly and annual financial statements and reports;
●	Significant increases or decreases in the amount of outstanding securities;
●	Significant litigation, governmental investigation or other governmental action, including actions by the State Land Board affecting the Lowry Range;
●	Changes in the Company’s independent auditors; and
●	Changes in Company management, board members, or control.

The Company’s Compliance Officer or outside legal counsel should be consulted concerning any doubts about whether information constitutes Material Information.

Material Non-Public Information. “Material Non-Public Information” is any Material Information that has not been publicly disclosed. The Company may make public disclosure by issuing a press release through a major news service, making a public filing with the Securities and Exchange Commission or other regulatory agency, posting information on its website or otherwise making information widely available to the public. Once the information has been publicly disclosed and has been available for a period of time (usually two or three days) sufficient to allow the market to understand and react to the information, it is no longer Material Non-Public Information.

Compliance Officer. The Company’s President is the Compliance Officer who will respond to questions regarding the provisions or procedures of this Policy. The President may be reached as follows:

President

president@purecyclewater.com
Phone: 303-292-3456
Fax: 303-292-3475

The Compliance Officer for the President who will respond to questions regarding the provisions or procedures of this Policy shall be the Board Chair.

chair@purecyclewater.com

BUYING AND SELLING COMPANY SECURITIES

Pre-Clearance Procedure. To prevent inadvertent violations and to avoid even the appearance of an improper transaction (which could result, for example, where an insider engages in a trade while unaware of a pending material development), all directors, officers and employees wanting to purchase, sell or otherwise transfer Company securities must obtain pre-clearance from the Company’s Compliance Officer. Pre-clearance may be requested by telephone, email or fax and will be responded to promptly. Pre-clearance requests should describe the type and anticipated timing of the transaction desired and the amount of securities involved. If an approved transaction is not effected within ten (10) business days after receipt of approval, pre-clearance of the transaction must be obtained again. Although a transaction may have been pre-cleared, the ability to effect such transaction is always subject to limitation for anyone in possession of Material Non-Public Information.

Trading Windows. Directors, officers, and employees must limit transactions in Company securities to “trading windows.” Transactions during trading windows will be cleared if possible. Transactions will not be cleared during a trading window in the event there are material undisclosed developments. “Trading windows” are the twenty (20) calendar days beginning on the third business day after the day on which the Company releases its quarterly or annual results. Thus, if an announcement is made on Monday, Thursday would be the first day the trading window would be open. If an announcement is made on Friday, then Wednesday would be the first day.

Stock Option Exercises Pursuant to the Company’s 2014 and 2024 Equity Incentive Plan. Pre-clearance and trading window requirements do not apply to stock option exercises for full cash consideration or net surrender of options. The pre-clearance procedure still applies to any exercise of an option involving a disposition of stock to pay the exercise price, for example, a payment of the exercise price in exchange for appreciated stock owned by the option holder or a payment of the exercise price with a third-party loan which is immediately repaid by selling a portion of the stock (a so called “cashless exercise”).

10b5-1 Trading Plan.  Directors, officers, and employees may purchase, sell or otherwise transfer Company securities pursuant to a trading plan or arrangement satisfying the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934 and the requirements of this Policy (a “Trading Plan”). The Trading Plan must be documented, bona fide and previously established (at a time when the person did not possess Material Non-Public Information) and must specify the price, amount and date of trades or provide a formula or other mechanism to be followed.

The Company’s Compliance Officer must pre-approve any Trading Plan, which may be evidenced by the Compliance Officer’s signature on the Plan or other written approval including email approvals. Directors and Company management are not required to obtain pre-clearance of Trading Plan transactions, as would otherwise be required by the pre-clearance procedure discussed previously in this Policy.

The Company reserves the right to require that additional provisions be included in a Trading Plan with the objective of complying with Rule 10b5-1.  The Company shall not impose requirements regarding specific trades or trading instructions.  The Company may make public disclosures regarding the existence or terms of a Trading Plan if the Company deems it desirable and may establish procedures with third parties to ensure timely compliance with Section 16 requirements. The Company reserves the right to require that transactions under a Trading Plan be suspended during periods when the Company believes that legal, contractual or regulatory restrictions could prohibit such transactions or make them undesirable.  These might include periods during which directors, executive officers and certain other employees have agreed with underwriters that they will not sell Company securities for specified periods before and after a public offering, or periods in proximity to a public offering during which Regulation M prohibits purchases by affiliates.

Not all Trading Plans are structured to be risk free from insider trading liability. Those individuals who wish to consider adopting a Trading Plan are encouraged to consult with their financial, tax and legal advisors to help ensure that a Trading Plan meets their objectives.

Transaction Reporting.  Following any transaction in the Company’s securities, directors, officers, and ten percent (10%) shareholders are required to file a Form 4 with the SEC no later than the end of the second business day, pursuant to SEC filing window times, following the day on which a transaction has been executed.  In addition, changes to Section 13G or 13D ownership reports may be required.

Additional Prohibited Transactions.  It is the policy of the Company that directors, officers, and employees may not engage in any of the following activities with respect to Company securities at any time:

●	Short sales (a sale of securities which are not owned by the seller at the time of the sale), including short sales against the box;
●	Buying or selling puts or calls or other derivative securities on the Company's securities;
●	Buying financial instruments designed to hedge or offset any decrease in the market value of the Company securities owned by the individual directly or indirectly, including prepaid variable forward contracts, equity swaps, collars, and exchange funds;
●	Holding Company securities in a margin account or pledging Company securities as collateral for a loan; and
●	Frequent trading (for example, daily or weekly) to take advantage of fluctuations in share price.

In addition, because purchasing Company securities on margin can raise potential problems under the U.S. securities laws, it is strongly suggested that directors and members of Company management consult with the Company’s outside legal counsel before purchasing or selling Company securities in margin accounts.

Other Legal Obligations. The restrictions set forth in this Policy are in addition to the legal requirements that may otherwise apply to transactions of Company directors and officers in Company securities, such as Rule 144 of the Securities Act of 1933, as amended; the reporting, short-swing profit and prohibited transaction provisions under Section 16 of the Securities Exchange Act of 1934, as amended; and the prohibition on purchases while the Company is distributing securities. The Company’s outside legal counsel is available to advise you further about any of these matters.

Potential Civil and Criminal Penalties.

A person who violates insider trading laws by engaging in transactions in a company's securities when he or she has material nonpublic information can be sentenced to a substantial jail term and required to pay a criminal penalty of several times the amount of profits gained or losses avoided.

In addition, a person who tips others may also be liable for transactions by the tippees to whom he or she has disclosed material nonpublic information. Tippers can be subject to the same penalties and sanctions as the tippees, and the SEC has imposed large penalties even when the tipper did not profit from the transaction.

The SEC can also seek substantial civil penalties from any person who, at the time of an insider trading violation, "directly or indirectly controlled the person who committed such violation," which would apply to the Company and/or management and supervisory personnel. These control persons may be held liable for up to the greater of $2,301,065 or three times the amount of the profits gained or losses avoided. Even for violations that result in a small or no profit, the SEC can seek penalties from a company and/or its management and supervisory personnel as control persons.

NON-DISCLOSURE OF MATERIAL NON-PUBLIC INFORMATION

Serious problems could be caused for the Company by unauthorized disclosure of internal information about the Company, whether or not the disclosure was made for the purpose of facilitating improper trading in the Company’s stock. Company directors, officers and employees should not discuss internal Company matters or developments with anyone outside the Company, except as required in the performance of regular corporate duties. This prohibition applies to responding to inquiries about the Company which may be made by the financial press, investment analysts or others in the financial community. It is important that all such communications on behalf of the Company be through an appropriately designated officer. Unless you are expressly authorized to the contrary, if you receive any inquiries of this nature you should decline to comment and refer the inquirer to the Compliance Officer.

Any disclosure to an unauthorized person or personal use of material information, prior to public disclosure, is a violation of Company policy. Authorized persons to whom this information may be communicated (but only to the extent reasonably necessary) are:

●	other employees to whom the information is provided for the advancement of the business objectives of the Company; or
●	the Company's accountants, investment advisors, bankers, attorneys or other persons who have been retained by the Company for the purpose of advising the Company in connection with the information.

For the purpose of controlling sensitive information, the following procedures are to be observed:

●	All financial statements are to be treated as confidential information by all employees and are not to be disclosed or discussed in the presence of, or otherwise disclosed to, unauthorized persons.
●	Quarterly or annual results should not be discussed in the presence of, or otherwise disclosed to, unauthorized persons until publicly released.

●	Changes in financial results or contractual developments are confidential information and are not to be discussed in the presence of, or otherwise disclosed to, unauthorized persons until such results or trends become public information. This information is usually published by the Company through filings with the Securities and Exchange Commission to the extent it is disclosed at all.

GENERAL

Reporting of Violations.  Any director or member of Company management who violates the prohibitions against insider trading or knows of a violation by any other person must report the violation immediately to the Compliance Officer and the Chair of the Audit Commitee.  Upon learning of any violation, the Compliance Officer will determine whether Pure Cycle should publicly release any Material Non-Public Information, or  report the violation to the appropriate governmental authority.  As stated previously, violation of this Policy may result in disciplinary action up to and including discharge.

Questions.  Please direct all questions regarding any of the provisions or procedures of this Policy to the Compliance Officer.

PURE CYCLE CORPORATION

CORPORATE POLICY AND PROCEDURE ON

INSIDER TRADING AND NON-DISCLOSURE OF MATERIAL NON-PUBLIC INFORMATION

Compliance Certificate

PLEASE CAREFULLY READ THE FOLLOWING:

TO:PURE CYCLE CORPORATION

I HAVE READ AND UNDERSTAND THE PURE CYCLE CORPORATION CORPORATE POLICY AND PROCEDURE ON INSIDER TRADING AND NON-DISCLOSURE OF MATERIAL NON-PUBLIC INFORMATION (“THE POLICY”). I confirm that I have complied with and will continue to comply with the letter and spirit of the Policy during my employment or time serving as a board member with Pure Cycle Corporation. I agree to give promptly a written report to the Compliance Officer describing any circumstances in which:

I have reasonable basis for belief that a violation of the Policy has occurred;

I have, or any member of my family has, or may have, engaged in any activity that violates the letter or spirit of the Policy;

I have, or any member of my family has, or may have, an interest that violates the letter or the spirit of the Policy; and

I or any member of my family may be contemplating an activity or acquisition that could be a violation of the Policy.

I understand that the Policy in no way creates an express or implied contract concerning the terms, conditions or duration of my employment with the Company.

Name (typed or printed)

SignatureDate